Mail Stop 3628

      July 28, 2005

Via facsimile (310) 788-1200 and U.S. Mail
Didier Pietri
Chief Executive Officer
Vialta, Inc.
48461 Fremont Boulevard
Fremont, California 94538

Re:  	Vialta, Inc.
	Schedule 13E-3/A
      Filed on July 5, 2005
      File No. 5-61971
      Revised Schedule 14A
      Filed on July 5, 2005
      File No. 0-32809

Dear Mr. Pietri:

We have reviewed your amended filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Revised Schedule 14A

Special Factors, page 12

Background of the Merger, page 12
1. Refer to comment 7 in our letter dated June 22, 2005. Please provide the entire Needham report(s) on a supplemental basis so that we may evaluate your argument that other sections of the report(s) are not materially related to this transaction.
2. We refer you to prior comment 11. To more clearly explain how the special committee derived the proposed per share price, please expand your discussion to disclose the initial and revised liquidation value, the recent trading price of Vialta, the "then-current trading price of Vialta`s stock" and the amount that Vialta would receive in a "true liquidation."

Opinion of the Financial Advisor to the Special Committee, page 29
3. We refer you to prior comment 14. Although we understand that the relevant attributes of the comparable companies include financial parameters such as market capitalization, revenue and profitability, the other cited attributes require additional explanation. For example, revise to explain the terms "business mix," "company size" and "customer base." For example, in what respect did the companies have a similar "business mix?" What criteria did the company use to determine "company size" and "customer base." Was customer base based on quantitative or qualitative characteristics? Please revise.

Closing

 	As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please direct any questions to me at (202) 551-3456. You may also contact me via facsimile at (202) 772-9203.

      Sincerely,



Jeffrey B. Werbitt
Attorney-Advisor
      Office of Mergers & Acquisitions
cc:	Robert B. Dellenbach, Esquire
      Fenwick & West LLP
      275 Battery Street, Suite 1500
      San Francisco, California 94111

      Barry Dastin, Esquire
      Kaye Scholer LLP
      1999 Avenue of the Stars, Suite 1700
      Los Angeles, California 90067





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Didier Pietri
Vialta, Inc.
July 28, 2005
Page 1 of 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE